August 4, 2014

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Amanda Ravitz, Esq.

Re:                             T2 Biosystems, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-197193

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 28, 2014 and the date hereof 4,460 copies of the Preliminary Prospectus dated July 28, 2014 were distributed as follows: 3,440 to institutional investors and 1,020 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on August 6, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
	Name:	Jon Zimmerman
	Title:	Vice President

As Representatives of the several Underwriters

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]